GEROVA Financial Group Announces Extraordinary General Meeting

Manchester, United Kingdom, May 3, 2010 – GEROVA Financial Group, Ltd. (“GEROVA”) (NYSE Amex: GFC), a specialty reinsurance company, announced today the convening of an extraordinary general meeting (EGM) on Wednesday, May 12, 2010, at 10:00 a.m. EST at the offices of Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036. Holders of record of GEROVA shares, including all outstanding voting preferred shares, at the close of business on April 26, 2010 New York time, are entitled to vote or direct votes to be cast at the EGM.

The purpose of the meeting is to seek shareholder approval of measures including proposals to immediately convert existing preferred shares into ordinary shares and to increase the Company’s authorized capital to accommodate the preferred share conversion.  The Company believes that these actions designed to create a single class of shares consisting solely of ordinary shares may:

•	simplify GEROVA’s capital structure;
•	result in a single class of securities that is more clearly representative of the overall value of the Company and may enable the investment community to better evaluate the Company;
•
increase the aggregate market capitalization of the listed class of GEROVA ordinary shares which may qualify the Company’s shares for inclusion in certain indexes and may attract consideration from a broader range of institutional investors and equity analysts;

•	enable prospective acquisition targets to better assess the value of the GEROVA securities to the extent that they may consider a share-for-share exchange with the Company.

At the EGM, shareholders will be asked:

1)	To approve by ordinary resolution GEROVA’s 2010 Stock Incentive Plan;
2)
To approve by special resolution a conversion proposal involving the amendment of the existing Articles of Association of the Company to permit the immediate conversion of all issued and outstanding Series A Preferred Shares into Ordinary Shares;

3)
To approve by ordinary resolution an increased capital proposal which involves the increase of authorized ordinary shares from 350,000,000 shares of $0.0001 par value each to 500,000,000 shares of $0.0001 par value each and an increase in the number of authorized preferred shares from 10,000,000 shares of $0.0001 par value each to 500,000,000 preferred shares of $0.0001 par value each;

4)	To adopt by special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company; and
5)	To approve by ordinary resolution the transaction of such other business as may properly come before the EGM or any adjournment or postponement thereof.

GEROVA has filed its Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). GEROVA’S Form 6-K can be accessed on the SEC’s website at http://www.sec.gov.

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is a specialty reinsurance company, based in Manchester, England, that was recently established to take advantage of investment opportunities arising from recent financial market dislocations. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. In January 2010, GEROVA issued approximately $742 million in preferred equity in consideration for the acquisition of various assets. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, the target acquisitions and the Company’s business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company’s assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s businesses; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com